

September 5, 2017

Bart Filius
Chief Financial Officer
Galapagos NV
Generaal De Wittelaan L11 A3
2800 Mechelen, Belgium

> **Re: Galapagos NV**
> **Form 20-F**
> **Filed March 23, 2017**
> **File No. 001-37384**

Dear Mr. Filius

We have reviewed your August 16, 2017 response to our comment letter and have the following comment.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 2, 2017 letter.

Form 20-F

Intellectual Property, page 62

1.   We refer to your proposed disclosure in response to comment 1, and note that two of your families of issued patents relating to your target discovery platform have upcoming expiration dates in 2019 and 2020, respectively. In future filings, please also discuss whether you expect the expiration of these patents to have a material effect on your business.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Chris Edwards at (202) 551-6761 or Dorrie Yale at (202) 551-8776 with any questions.

Sincerely,

/s/ Erin K. Jaskot, *for*

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance